November 8, 2019

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
30/F, Dicara Silver Tower
29 Jiefang East Road
Jianggan District, Hangzhou 310016
People's Republic of China

       Re: Canaan Inc.
           Registration Statement on Form F-1
           Filed October 28, 2019
           Amendment No. 1 to Registration Statement on Form F-1
           Filed November 5, 2019
           File No. 333-234356

Dear Mr. Zhang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed November 5, 2019

Risk Factors, page 16

1. Please explain how, with your multi-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
       Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules
       Compliance and Disclosure Interpretation 203.17.
 Nangeng Zhang
FirstName LastNameNangeng Zhang
Canaan Inc.
Comapany 8, 2019
November NameCanaan Inc.
Page 2
November 8, 2019 Page 2
FirstName LastName
ADS holders may not be entitled to a jury trial . . ., page 49

2. We note your response to prior comment 1. This risk factor indicates that courts in New
         York have non-exclusive jurisdiction, but the second risk factor on page 50 indicates that such courts have exclusive jurisdiction. Please reconcile. Please also revise to clarify why you believe the jury trial waiver provision would apply to claims arising after, but not before, an ADS holder withdrew the underlying shares.
Your rights to pursue claims against the depositary . . ., page 50

3. Please expand your revisions in response to prior comment 2 to clarify the material risks related to this provision, such as increased costs, the possibility of less favorable outcomes and whether it may discourage or limit suits against you or the depositary. Please also revise to disclose whether this provision would apply if an ADS holder withdrew the underlying shares. Further, please revise here and on page 166 to state clearly that investors cannot waive your and depositary's compliance with the federal securities laws, not merely that investors will not be deemed to have waived such compliance.
Conversion, page 148

4. Please revise clarify who is considered an "affiliate." Also revise to clarify the types of transfers that would cause the shares to convert. For example, do the shares convert upon death of the holder?
Exhibits

5. Please reconcile the assumption in paragraph 2.3 of Exhibit 5.1 with the documents listed in section 1. Also tell us how the assumption in that paragraph is appropriate.
6.       Please refer to paragraph 3.4 of Exhibit 5.1 and page 3 of Exhibit
99.2. If the statements
         in your disclosure under the heading "Taxation" are counsel's opinion, then their opinion must state so, not merely that the disclosures are "accurate." Please file revised opinions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek,
Senior Attorney, at (202) 551-3641 with any other questions.
 Nangeng Zhang
Canaan Inc.
November 8, 2019
Page 3



                                    Sincerely,
FirstName LastNameNangeng Zhang
                                    Division of Corporation Finance
Comapany NameCanaan Inc.
                                    Office of Manufacturing
November 8, 2019 Page 3
cc:       Chris K.H. Lin, Esquire
FirstName LastName